February 16, 2018

VIA EDGAR

Kenneth Ellington

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Mr. Ellington:

In a telephone conversation on January 23, 2018, you provided supplemental comments regarding the annual shareholder report for the period ended June 30, 2017 for the AmericaFirst Quantitative Funds (the "Registrant").  Please find below a summary of your supplemental comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. With respect to prior comment 9, please confirm supplementally that the adviser may not recoup the fees waivers and reimbursements unless a fund’s current operating expenses are below the lesser of (i) the expense cap (including legal fees) in effect at the time of the waiver/reimbursement and (ii) the expense cap (excluding legal fees) in effect at the time of recapture.

Response.  The Registrant confirms the conditions described above.

Comment 2. With respect to prior comment 11, on the Income Fund’s portion of the Funds’ website, there does not seem to be a description of what portion of the distributions were a return of capital. Please correct this deficiency, relabel dividends as distributions, or remove the related website content.

Response. The Registrant has amended website disclosures to relabel dividends as distributions and is preparing more detailed disclosures to identify dividends, capital gains and return of capital and undertakes to post such once data vetting is complete.

Comment 3. With respect to prior comment 12, please resubmit N-CSR filing to include Principal Financial Officer certifications and signatures, or confirm that the Registrant had no Principal Financial Officer at the time.

Response.  The Registrant has resubmitted the N-CSR filing as requested.

Comment 4. With respect to prior comment 13, the 2017 annual report in the literature section of the Funds’ is missing.  Please post the 2017 annual report.

Response. The 2017 annual report has been posted.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Sincerely,

/s/Parker Bridgeport

Parker Bridgeport